U.S. S [barcode] MISSION

06008773

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-49638

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABD Financial Services, Inc

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

305 Walnut Street
(No. and Street)

Redwood City	CA	94063
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 1 2006 WASH, D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McCloskey (650) 839-6210
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

Three Embarcadero	San Francisco	CA	94111
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
JUN 2 0 2006
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Darryl Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ABD Financial Services, Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ESTELLA BENTSEN
Commission # 1496975
Notary Public - California
Los Angeles County
My Comm. Expires Jun 27, 2008

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

For the year ended December 31, 2005

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Contents
December 31, 2005

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
ABD Financial Services, Inc. (a wholly owned
Subsidiary of ABD Insurance and
Financial Services, Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of ABD Financial Services, Inc., (a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.) (the "Company"), at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2006

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 653,701
Certificate of deposit	306,183
Commissions receivable	195,024
Accounts receivable - fees	9,625
Interest receivable	4,133
Fixed assets, net of accumulated depreciation	5,863
NASD warrants	3,300
Other assets	10,979
Total assets	$ 1,188,808
Liabilities and Shareholder's Equity	
Liabilities	
Payable to Parent	$ 285,817
Accrued payables	217,687
Producer commission payable	39,962
Total liabilities	543,466
Commitments and contingent liabilities (Note 7)	
Shareholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Paid-in capital	621,844
Retained earnings	23,497
Total shareholder's equity	645,342
Total liabilities and shareholder's equity	$ 1,188,808

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Operations
For the year ended December 31, 2005

Revenues	
Commissions and fees	$ 2,622,730
Interest income	7,857
Total revenues	2,630,587
Expenses	
Employee compensation and benefits	1,620,270
Loss on settlement	501,358
Parent company allocated charges	382,737
Professional fees	182,200
Occupancy	175,477
Travel, entertainment and auto	68,743
Telephone, postage and supplies	49,741
Insurance	54,618
Dues, subscriptions, contributions, licenses	47,133
Advertising and promotion	21,998
Recruiting	24,618
Depreciation	2,472
Other expenses	33,238
Total expenses	3,164,603
Net loss before income taxes	(534,016)
Income tax benefit	(217,590)
Net loss	$ (316,426)

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2005

	Common Stock		Paid-in	Surplus/	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2004	100	$ 1	$ 171,844	$ 339,923	$ 511,768
Net income				(316,426)	(316,426)
Capital contributions			450,000		450,000
Balance at December 31, 2005	100	$ 1	$ 621,844	$ 23,497	$ 645,342

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (316,426)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,472
Changes in operating assets and liabilities	
Increase in accounts receivable	(2,570)
Decrease in commissions receivable	16,013
Increase in interest receivable	(1,674)
Increase in other assets	(2,210)
Decrease in due from employee	4,496
Decrease in producer commission payable	(1,375)
Increase in payable to Parent	124,527
Increase in other liabilities	76,881
Net cash used in operating activities	(99,866)
Cash flows from investing activities	
Purchase of certificate of deposit	(6,183)
Net cash used in investing activities	(6,183)
Cash flows from financing activities	
Capital contribution from parent	450,000
Net cash provided by financing activities	450,000
Net increase in cash and cash equivalents	343,951
Cash and cash equivalents, beginning of period	309,750
Cash and cash equivalents, end of period	$ 653,701
Supplemental disclosures of cash flow information	
Cash paid during the period for interest	$ -
Cash paid during the period for income taxes	-

The accompanying notes are an integral part of these financial statements.

1. Organization of the Company

ABD Financial Services, Inc. (the "Company") is a Colorado corporation. The Company is wholly-owned by ABD Insurance and Financial Services ("Parent") which is wholly owned by Greater Bay Bancorp ("GBB"). The company is a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company acts as a retirement consultant for corporate 401(k) plans.

2. Summary of Significant Accounting Policies

Generally Accepted Accounting Policies
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Financial Instruments
The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, certificate of deposit, receivables and payables) approximate fair value at December 31, 2005. Marketable securities are valued at quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The Company does not enter into forwards, swaps, futures or other derivative product transactions.

Revenue Recognition/Commissions and Fees Receivable
Commissions and related clearing expenses are recorded as earned.

Producer Commission
Producer commission payables are recorded when commissions receivable are earned.

Fixed Assets
Fixed assets represents equipment (which includes computer hardware, software, and other equipment) which is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3 to 7 years) of the respective assets.

Income Taxes
The Company is included in the consolidated federal and state income tax return filed by GBB. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from GBB through

the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Although the Company is incorporated in the State of Colorado, there is no Colorado state income tax liability as all the corporate revenue is earned in the state of California and subject to California taxable income. For California state income tax purposes, taxable income is taxed at 8.84% with an $800 minimum tax.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate in indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $562,338 which was $526,107 in excess of its required net capital of $36,231. The Company's ratio of aggregate indebtedness to net capital was 0.97 to 1.

On April 26, 2005, the NASD arbitration panel awarded $450,000 plus applicable interest to a former client of the Company. As a result of this award, the Company did not meet the required net capital requirement beginning on April 26, 2005. On May 12, 2005, the Company met the minimum net capital requirements when the Company's parent Company made a capital contribution of $200,000. On July 12, 2006, an additional capital contribution of $250,000 was made by the Company's Parent Company.

4. Related Party Transactions

The Parent provides various business services to the Company including the use of office space, supplies, equipment, management time, etc. The Parent allocates common expenses to the Company based on revenues or headcount, as appropriate, in a manner consistent with all operating units of the Parent. Accordingly, the Parent allocated to the Company $382,737 in parent company allocated charges and $240,936 in occupancy, telephone, postage, supplies and computer network expenses for the year ended December 31, 2005.

5. Risks and Uncertainties

The Company is engaged in brokerage activities with counterparties which primarily consist of corporations, banks and financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2005:

Furniture and fixtures	$ 4,475
Equipment	4,488
Computer equipment	3,151
Accumulated depreciation	(6,251)
Fixed assets, net	$ 5,863

7. Commitments and Contingencies

In the ordinary course of business there are various assertions, claims and legal proceedings incidental to the securities business. Management after consultation with legal counsel believes that the resolution of these proceedings will not result in a material adverse effect on the financial position or results of operations of the Company. See also Note 3.

8. Income Taxes

The Company is included in the consolidated federal and state return filed by GBB. Federal and state income taxes are calculated as if the Company filed a separate federal and state income tax return.

The current portion of the income tax benefit included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, is as follows:

	Current
Federal	$ (170,383)
State	(47,207)
	$ (217,590)

The Company has no items which give rise to temporary differences.

A reconciliation from the statutory income tax rate to the Company's effective income tax rate for the twelve months ended December 31, 2005 is shown as follows:

Statutory federal tax rate	35.00%
California franchise tax expenses, net of federal benefit	5.75%
Effective income tax rate	40.75%

Supplemental Schedules

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005 — Schedule I

Net capital		
Shareholders' equity (from statement of financial condition)	$ 645,342	
Less non-allowable assets		
Fixed assets	5,863	
Accounts receivable - fees	9,625	
Commissions receivable	48,339	
Interest receivable	4,133	
NASD warrants	3,300	
Other assets	10,979	
Total non-allowable assets	82,239	
Hair cut on securities	(765)	
Net capital	$ 562,338	
Aggregate indebtedness		
Total liabilities (from statement of financial condition)	$ 543,466	
Computation of net capital requirements:		
Net capital requirements (6.66% of aggregate indebtedness)	$ 36,231	(A)
Minimum dollar net capital requirement	$ 5,000	(B)
Net capital requirement (greater of (A) or (B))	$ 36,231	
Excess net capital (net capital, less net capital requirement)	$ 526,107	
Ratio: Aggregate indebtedness to net capital	0.97	

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2005 FOCUS Report, as amended.

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005 **Schedule II**

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
ABD Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ABD Financial Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. During our audit of the financial statements of the Company as of December 31, 2005, we identified the following control deficiency. Management did not have controls designed and in place to ensure the monitoring of compliance with net capital requirements as set forth under rule 15c3-1. Specifically, management did not identify the impact of a legal settlement that occurred during the year on the net capital requirement and take appropriate action in a timely manner. This control deficiency did not result in a misstatement of the Company's financial statements. However, this control deficiency could result in a material misstatement of the Company's financial statements. Accordingly, management has concluded that this control deficiency constitutes a material weakness.

Management has made capital contributions to cure minimum net capital deficiencies that existed during the year, implemented new controls around monitoring net capital requirements to ensure ongoing compliance, and determined that the Company met the minimum net capital requirements as of December 31, 2005.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ABD Financial Services Inc., for the year ended December 31, 2005 and this report does not affect our report on the 2005 financial statements dated February 28, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006

abd financial services, inc.
member NASD/SIPC

Main Office
305 Walnut Street, MS A-5, Redwood City, CA 94063 ph 650.839.6000 fax 650.839.6962
Branch Offices
21250 Hawthorne Blvd. Suite 680, Torrance, CA 90503 ph 310.543.9995 fax 310.543.9905
765 Baywood Drive, Suite 340, Petaluma, CA 94954 ph 707.769.2900 fax 707.769.2929
CA Ins. Lic. #0C38816

February 22, 2006

Ms. Debra Pohlson, Associate Director;
Ms. Anna Jones, Supervisor; and
Mr. Ryan Lambuth, Core Examiner
NASD
San Francisco District Office
525 Market Street
San Francisco, CA 94105

SEC MAIL PROCESSING
RECEIVED
MAY 18 2006
WASH, D.C.
213
SECTION

Ms. Pohlson, Ms. Jones, and Mr. Lambuth,

In accordance with SEC Rule 17a-5, and NASD NTM 01-54 and 04-35, regarding extensions of time for filing annual audits, ABD Financial Services (hereinafter ABDFS) hereby formally requests a 90 day extension for filing its 2005 annual audit.

In support of this request ABDFS states the following facts:
(1) Price Waterhouse Coopers (hereinafter PWC), the independent auditor conducting the audit, could not begin its audit of ABDFS until February 2, 2006;
(2) to date PWC has not yet completed the audit;
(3) PWC will not be able to complete the audit and provide a finished product to ABDFS in time for ABDFS to meet the March 1, 2006, audit deadline;
(4) the delay in filing timely is beyond ABDFS control;
(5) ABDFS is not in violation of Rule 15c3-1 or Rule 15c3-3;
(6) ABDFS does not have any significant financial or recordkeeping problems; and
Finally, (7) ABDFS agrees to file the 2005 independent audit report within the 90 day extension period granted by the regulators, or as soon as PWC provides ABDFS with its finished product, whichever is sooner.

Sincerely,

Darryl Marks
President
ABD Financial Services
305 Walnut Street
Redwood city, CA 94063